Exhibit 99.1

Press Release

Satyam echoes reliable growth with 35%
increase in Q3 revenue

•	FY ’05 Revenue Guidance increased to 35.1%

•	Income at Rs. 891.26 crore for the third quarter, 2004-05

•	Net Profit at Rs. 174.78 crore, increases by 19.8% YoY

•	Adds 28 new customers, including 3 Fortune Global 500 companies

Hyderabad, January 20, 2005: – Satyam Computer Services Ltd. (NYSE:SAY) today announced results for the third quarter ended December 31, 2004 (Q3).

Revenue from software services at Rs. 891.26 crore was up 5.09% sequentially and 34.5% compared to the same quarter last year. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 3429 crore to Rs. 3433 crore, indicating an annual growth of 34.9% to 35.1%. The earlier forecast for annual revenue growth was 34.4% to 34.9%.

The Net profit, closed at Rs. 174.78 crore, a growth of 19.8% YoY. EPS for the quarter was at Rs.5.49, which is higher than the guidance of Rs.5.47, indicated during last quarter.

EPS for the fiscal is expected to be between Rs.22.90 and Rs.23.00 implying an annual growth rate of 33.1% to 33.7% over fiscal 2004. The earlier forecast for annual EPS growth was 31.4% to 32.3%.

Commenting on the results Mr. Ramalinga Raju, Chairman – Satyam said, “Our ability to deliver industry-specific solutions based on focused business and technology expertise has been a key factor in growing the number of US-dollar one-million customers to 118, an increase of 22% sequentially. It may be noted that it took us more than a decade to reach the first 50 mark, but it has taken us less than three years for the balance. Another heartening facet of our geographical expansion in Q3 was the 21.3% and 20.0% sequential growth in revenue from Europe and Asia Pacific, respectively.”

Satyam added 28 new customers in Q3, of which 3 are Fortune Global 500 companies increasing its Fortune Global 500 and Fortune US 500 corporations list to 139. Q3 also witnessed growth across all the verticals. Satyam’s largest vertical-Manufacturing, grew at 9.4% reinforcing its dominant position in that space.

Net employee addition for the quarter is 793, taking the total employee strength to 17665. The number of employees leaving the company has also substantially decreased by 15% in Q3 compared to the previous quarter.

Nipuna – highlights

During the quarter, Nipuna recorded revenue of Rs. 12.38 crore, a growth of 255% over the corresponding quarter last fiscal.

Nipuna had an employee base of 1242 at the end of Q3. Presently, Nipuna has 20 customers, including 18 of Satyam’s customers.

About Satyam:
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 17600 highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve over 370 global companies, of which 139 are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents. For more information visit us at: www.satyam.com

For clarifications write to us at Corporate_Communications@Satyam.com

Or contact our global PR representatives at:

India	Mahua, mahua@perfectrelations.com, +91 40 55319862, +91 984808 8178
Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149
US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128
Asia-Pacific	Norkiah Natassia Noor, norkiah@wer1.net, +65 6737 4844, +65 9735 9439

Safe Harbor:
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended September 30, 2004 furnished to the United States Securities Exchange Commission on November 12, 2004 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

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